Confidential Treatment Requested by Old Second Bancorp, Inc., Pursuant to 17 C.F.R. § 200.83

February 27, 2014

VIA EDGAR

Securities Exchange Commission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Michael Clampitt

Re:                             Old Second Bancorp, Inc.

Registration Statement on Form S-1

Filed January 17, 2014

File No. 333-193424

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed March 20, 2013

Form 10-Q for Fiscal Quarter Ended

September 30, 2013

Filed November 12, 2013

File No. 000-10537

Dear Mr. Clampitt:

We are in receipt of your letter dated February 12, 2014, concerning the above-captioned filings of Old Second Bancorp, Inc. (the “Company”), and hereby submit the following responses to the comments contained therein.  To facilitate your review, we have repeated your comments below in bold italic type, followed by our responses.

The Company respectfully requests confidential treatment for certain omitted sections of this letter indicated by bracketed asterisks (“[***]”) below pursuant to 17 C.F.R. § 200.83 (“Rule 83”) promulgated by the Securities and Exchange Commission (the “Commission”).  Pursuant to Rule 83, the Company’s omitted responses will be provided to the Commission under separate cover in hard copy.  We request that these omitted sections be maintained in confidence, not be made part of any public record and not be disclosed to any person, because of the commercially sensitive nature of the omitted information.  In the event that the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83.  Please address any notification of a request for access to such information to J. Douglas Cheatham, Old Second Bancorp, Inc., 37 S. River Street, Aurora, Illinois 60506.

Additionally, the Company has voluntarily enclosed with the paper copy of this letter supplemental materials responsive to the Commission’s comments on a confidential basis.  The supplemental information is being provided on a supplemental, confidential basis only and is not to be filed with or deemed a part of this response, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”).  Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Commission’s review of the supplemental information.  In addition, in accordance with Rule 83, the Company requests confidential treatment due to the commercially sensitive nature of this information.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment requests pursuant to Rule 83.

Registration Statement on Form S-1

General

1.              Please revise to include executive compensation disclosure for your completed fiscal year ended December 31, 2013. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

The Company has included in its Form 10-K for the year ended December 31, 2013, which was filed with the Commission on February 26, 2014, the required executive compensation disclosure for the fiscal year ended December 31, 2013, and has incorporated such disclosure by reference into Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

2.              Please provide the disclosure required by Item 505 of Regulation S-K or advise.

The Company respectfully submits that it is not required to provide the disclosure required by Item 505 of Regulation S-K.  The Company’s common stock is listed on The Nasdaq Global Select Market and actively traded.  Further, the Company does not believe that there will be any material disparity between the price of its common stock in its public offering and the market price of its common stock listed on The Nasdaq Global Select Market although the Company does expect that the price of its common stock in the public offering will be slightly lower than the market price.  Consequently, the Company is not required to provide the disclosure required by Item 505(a) of Regulation S-K.  Moreover, since the Company is only registering common stock, it is also not required to provide the disclosure required by Item 505(b) of Regulation S-K.

Cover Page of Prospectus

3.              Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

The Company will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Incorporation by Reference, page 3

4.              Revise to update this section through the latest practicable date.

The Company has updated this section in the Amendment through and including the date of the Amendment.

Selected Financial Date, page 12

5.              Please revise future filings, starting with the December 31, 2013 10-K, to reflect the line items titled ‘Lease revenue from other real estate owned’ and ‘Net gain on sale of other real estate owned’ in the net cost of operation of other real estate (including provisions for real estate losses, rental income and gains and losses on sales of real estate) within Noninterest Expenses on the Consolidated Statement of Operations pursuant to Rule 9-04 (14) (d) of Regulation S-X. In addition, revise the MD&A discussion in future filings as well.

The Company has included the information requested in this Comment 5 in its Form 10-K for the year ended December 31, 2013, which was filed with the Commission on February 26, 2014, and undertakes to include this information, as appropriate, in future filings.

6.              Revise the line item titled net loans charged off to average total loans to reflect annualized amounts as of the nine months ended September 30, 2013 and 2012 and provide a note to state that these amounts have been annualized.

The Company has revised the selected financial data in the Amendment to include financial data as of the year ended December 31, 2013, and consequently is no longer providing the data referenced in this Comment 6.

Risk Factors, page 15

General

7.              We note that the introductory paragraph discusses the possibility of risks that are currently unknown or appear immaterial. Please revise to delete this language, which is unnecessarily confusing.

In response to this comment, the Company has revised the Amendment to remove the confusing language.

Our business is concentrated in and dependent upon...page 17

8.              We note your disclosure that “the State of Illinois’s financial condition continues to be among the most troubled of any state in the United States.” Please revise to provide more detailed information, including quantification to the extent feasible, as to the unemployment rate, mortgage delinquencies, real estate price declines, or other similar indicators, for your primary market area.

In response to this comment, the Company has revised the Amendment to provide more detailed information concerning the troubled financial condition of the State of Illinois, namely that Illinois ranks in the bottom ten states in the United States of America both in terms of unemployment and foreclosure rates.

The holders of our senior preferred stock..., page 27

9.              Revise to disclose the current holder(s) of the warrant, the exercise terms and the date of expiration of the warrant.

The Company has revised the Amendment to disclose the exercise price and expiration date of the warrant to purchase 815,339 shares of Company common stock.  The Company respectfully submits that disclosure of the current holder of the warrant is not required.  Item 403 of Regulation S-K only requires the disclosure of persons or entities that beneficially own five percent or more of any class of a registrant’s voting securities or who are directors or executive officers of a registrant.  The current holder of the warrant is an unrelated third party that does not beneficially own or hold, even assuming the warrant were to be fully exercised, five percent or more of the Company’s voting securities.

Underwriting

Director and Officer Participation, page 43

10.       We note that the underwriters will reserve a certain percentage of the shares for sale directly to your directors and officers. Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

The Company has replaced the disclosure about the directed share program with a statement that  all of the Company’s directors and certain of its officers intend to purchase shares of Company common stock in the offering from the underwriters.  Based on their indications of interest, the Company’s directors and certain of its officers intend to subscribe for approximately $1.3 million worth of shares of common stock in this offering.  All of the terms and conditions of the purchases by these directors and officers will be the same as any other person in the general offering to the public, including the purchase price, except that the underwriters will reserve these shares specifically for purchase by these directors and officers.  No special documentation will be prepared in connection with offers to the Company’s directors and officers, and the directors and officers will receive the same offering materials as are distributed to the general public.  Any directors and officers who do not have existing accounts with an underwriter or selling group member, or an investment account with the Company, will be required to open an account with an underwriter.  After the registration statement is declared effective and pricing occurs, the directors and officers will receive confirmations of their purchases from the underwriters and will wire transfer or send checks to their accounts for the purchase price.  Their shares will settle in the same manner as the shares sold to any other retail investor.

Part II

11.       We are unable to locate the information required by Item 15 of Part II of Form S-1.  Please revise or advise, as appropriate.

The Company respectfully submits that the information required by Item 15 of Part II of Form S-1 is not required as the Company has not sold any securities within the last three years which were not registered under the Securities Act of 1933.

Exhibits

12.       Refer to the last sentence on page 1 of the legality opinion filed as Exhibit 5.1. We note that counsel expresses “no opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority or any jurisdiction.” (Emphasis added.) This limitation appears to be overly broad, insofar as it would include the “federal law of the United States of America and the General Corporation Law of the State of Delaware,” as set forth in the preceding sentence. Please advise or revise as appropriate.

In response to this Comment, the Company’s attorneys have revised their legal opinion filed as Exhibit 5.1 to the Amendment to clarify that their legal opinion applies to the federal laws of the United States of America and the General Corporation Law of the State of Delaware.

13.       Please file the following as exhibits with your next amendment:

•                  engagement letter, as amended and restated on November 15, 2013, between the Company and Keefe, Bruyette & Woods, Inc.; and

•                  2013 non-equity incentive compensation plan.

Alternatively, please provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 601 of Regulation S-K.

The Company respectfully submits that the engagement letter (the “engagement letter”) with Keefe, Bruyette & Woods, Inc. (“KBW”) is not a document that is required to be filed as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K.  The engagement letter is not an underwriting contract or agreement with a principal underwriter that would be required to be filed pursuant to Item 601(b)(1) of Regulation S-K.  The underwriting agreement is the agreement that will contain all of the terms of the underwriting arrangements between KBW and the Company for this offering, a form of which was filed as an exhibit to the registration statement.

The engagement letter is also not a contract material to the Company that would be required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K.  The Company does not believe that there is any information in the engagement letter that is material to an understanding of the Company’s business.  In addition, the Company and KBW intend to revise the engagement letter to remove the right of first refusal that was originally contained therein and have deleted the corresponding disclosure from the Amendment.  The selection of KBW as a financial advisor or lead underwriter for a potential offering is not material to the Company.  It is customary for companies to select investment banks to serve as financial advisors or lead underwriters for potential financings from time to time.  The selection of an investment bank is not material or required to be disclosed until the time an offering is undertaken, at which time the terms of the underwriting agreement are negotiated between the parties and described in the prospectus.  All of the material terms of the underwriting agreement between KBW and the Company are described in the prospectus.  In addition, the Company believes that the filing of the engagement letter would not provide any additional information that is material to investors.

The Company has not adopted a 2013 non-equity incentive plan.  The 2013 non-equity incentive plan referenced in the Company’s proxy statement for its 2013 annual meeting filed on April 15, 2013, with the Commission on Schedule 14A refers to certain performance metrics adopted by the Company’s Compensation Committee rather than a formal plan capable of being filed with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 13. Certain Relationships and Related Transactions..., page 128

14.       We note your incorporation by reference of the information required by Item 13 from your DEF 14A filed April 15, 2013, including, without limitation, the section headed “Transactions with Management”. However, we are unable to locate such disclosure in the DEF 14A. Please revise to include the information required by Item 404 of Regulation S-K, or confirm that no disclosure is required.

The Company has included the information required by Item 404 of Regulation S-K in Item 13 of the Company’s Form 10-K for the year ended December 31, 2013, which was filed with the Commission on February 26, 2014, and has incorporated this disclosure by reference into the Amendment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Item 1. Financial Statements

Note 16 — Income Taxes, page 39

15.       We note you released a large portion of the deferred tax asset valuation allowance during the interim period of September 30, 2013. We note that you recognized significant cumulative losses before taxes during the fiscal 2008-2012 periods. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses from continuing operations, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 — 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Please provide us with the following specific evidence to support the realizability of the net deferred tax asset at September 30, 2013:

•                  Specific detailed information to support the realizability of the net deferred tax asset at September 30, 2013;

•                  Forecasted projections utilized at September 30, 2013, including all assumptions considered. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;

•                  Detailed information comparing actual versus forecasted results for the fiscal years ended December 31, 2012 and the nine month period ended September 30, 2013;

•                  Specific information related to tax-planning strategies and how you considered the guidance in ASC 740-10-30-20 to support the how you determined you could generate $11.4 million of taxable income from the sale of bank-owned life insurance; and

•                  Please update to provide your analysis for the 3- and 12-months ended December 31, 2013, if available.

[***]

16.       Please explain to us how you considered the following in support of management’s decision to reverse most of the deferred tax asset valuation allowance during the periods presented:

•                  The magnitude and duration of your past losses as well as your return to profitability;

•                  The significant factors driving your past losses and the current profitability; and

•                  The sustainability of your current profitability in light of the current economic environment.

[***]

*  * * * *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (630) 906-5484 or dcheatham@oldsecond.com or William Skoglund, Chairman and President of the Company, at (630) 906-5483 or wskoglund@oldsecond.com.

Sincerely,

/s/ J. Douglas Cheatham

J. Douglas Cheatham
Executive Vice President and Chief Financial Officer